26th Floor, Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

Telephone: +852 3761 3300
Facsimile: +852 3761 3301

www.kirkland.com

May 14, 2024

Ms. Rucha Pandit
Ms. Mara Ransom
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (CIK No. 0001995306)
Registration Statement on Form F-1 ( File No. 333-278940)

Dear Ms. Pandit and Ms. Ransom

On behalf of our client, SUPER HI INTERNATIONAL HOLDING LTD., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to comment letter of the Staff dated May 14, 2024 on the Company’s Amendment No. 1 to registration statement on Form F-1 filed on May 13, 2024. In connection with the submission of this letter, the Company has also filed Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the the Staff’s comments on the Company’s Amendment No. 1 to registration statement on Form F-1 filed on May 13, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission May 14, 2024 Page 2

Amendment No. 1 to Registration Statement on Form F-1

Recent Developments, page 14

In your presentation of unaudited consolidated statement of profit or loss data and selected operating data for the three months ended March 31, 2024, you direct readers to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding trends and other factors, including seasonality, that may influence your results of operations and for recent quarterly operating results. However, you have not included a discussion of these results under "Management's Discussion and Analysis of Financial Condition and Results of Operations" or in your financial statements. Revise to clarify, if true, that these results are preliminary in nature and to state that your financial and closing procedures for the period ended March 31, 2024 have not yet been completed. Disclose when you anticipate your financial statements for the quarter ending March 31, 2024 will be available. Revise to provide qualitative disclosure about how such results impact your trends disclosure provided elsewhere. Alternatively, if these results are not preliminary in nature, revise to include a discussion of such results in your "Management's Discussion and Analysis of Financial Condition and Results of Operations" and update your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 16 of the Registration Statement.

*          *          *

U.S. Securities and Exchange Commission May 14, 2024 Page 3

If you have any questions regarding the Registration Statement, please contact Mengyu Lu by phone at +852 3761 3421 or via e-mail at mengyu.lu@kirkland.com; Ming Kong by phone at +852 3761 3578 or via e-mail at ming.kong@kirkland.com; Samantha Peng by phone at +852 3761 3423 or via e-mail at samantha.peng@kirkland.com; or Kong Lai San, partner at Deloitte & Touche LLP, by telephone at +65 6531 5068 or via email at lakong@deloitte.com. Deloitte & Touche LLP is the independent registered public accounting firm of the Company.

Sincerely,

/s/ Mengyu Lu
Mengyu Lu

Enclosures

cc:	Ping Shu, Director and Chairman, SUPER HI INTERNATIONAL HOLDING LTD.

Cong Qu, Financial Director, SUPER HI INTERNATIONAL HOLDING LTD.

Ming Kong, Esq., Partner, Kirkland & Ellis International LLP

Samantha Peng, Esq., Partner, Kirkland & Ellis International LLP

Ashlee Wu, Esq., Partner, Kirkland & Ellis International LLP

Kong Lai San, Partner, Deloitte & Touche LLP

Raymond Li, Esq., Partner, Paul Hastings, LLP

Chris DeCresce, Esq., Partner, Paul Hastings, LLP